

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
<u>Mail Stop 3010</u>

July 15, 2009

Duane Bennett
President
Montgomery Real Estate Service, Inc.
c/o Lessard Property Management, Inc.
191 Chestnut Street
Springfield, MA 01103

> **Re: Montgomery Real Estate Service, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed July 2, 2009**
> **File No. 000-53146**

Dear Mr. Bennett:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Item 1. Information Required by Items of Schedule 14A, page 5</u>

<u>B. Amendment of Charter, page 5</u>

1. Please describe in more detail how your charter will be amended to permit the 1 for 100 reverse stock split of your common stock.

Reasons for the Reverse Split Proposal, page 5

2. We note your disclosure on page 6 that describes your plans to restructure your organization in order to consummate a merger. Please tell us if the reverse split proposal is part of your restructuring plan and if so, please revise your disclosure in this section to clarify that the reverse split is in contemplation of a merger.

3. Please confirm that you do not intend to issue any shares available from the reverse split in connection with the potential merger that you have described on page 6 of the information statement.

Name Change Proposal, page 6

4. In the last paragraph of this section, you state that you have attached as Exhibit A the text of your proposed amendment to the articles of incorporation, however, this exhibit has not been attached to your information statement. Please revise accordingly.

* * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Erin Martin, Attorney-Advisor, at (202) 551-3391 or me at (202) 551-3785 with any questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Tracy Lok
    Via facsimile (954) 424-2230